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                                                                 EXHIBIT (99)(b)
   FIRST UNION CORPORATION AND SUBSIDIARIES SUMMARIZED FINANCIAL INFORMATION
     In connection with the June 30, 1994 acquisition by First Union Corporation (the "Corporation") of Lieber & Company ("Lieber"), the investment adviser to the Evergreen family of mutual funds, pooling of interest accounting rules restrict certain transactions in the Corporation's common stock by the "affiliates" of the Corporation (I.E., the directors and executive officers of the Corporation) until publication of financial results covering at least 30 days of post-merger combined operations.
     Absent this filing, such publication would normally take place with the issuance of a news release in early to mid-October with respect to the Corporation's 1994 third quarter financial results. In order to facilitate the transactions referred to above, the Corporation is making this filing with respect to certain summarized financial information of the Corporation for the seven-months ended July 31, 1994, which includes combined financial results of the Corporation and Lieber for the month of July 1994. Results for the seven-months ended July 31, 1994, are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. CONSOLIDATED STATEMENT OF INCOME DATA

                                                                                         SEVEN MONTHS
                                                                                        ENDED JULY 31,
                                   (IN THOUSANDS)                                            1994
Net interest income..................................................................     $1,672,053
Income before income taxes...........................................................        814,339
Net income applicable to common stockholders.........................................     $  517,642

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